BD 7/5

06009059

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAIL PROCESSING SECTION RECEIVED JUN - 2 2006 WASH, D.C. 209

AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 North Clark Street
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan — 312-595-6047
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606-4301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 7/8/1

OATH OF AFFIRMATION

We, Kristie P. Paskvan and James C. Tyree, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31 2006, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby swear that the attached financial statements as of March 31, 2006 and supplementary schedules will promptly be made available to those Mesirow Financial, Inc. members and allied members whose signatures do not appear below.

Signature

James C. Tyree-Chairman & Chief Executive Officer

Title

5/25/06

Notary Public

Signature

Kristie P. Paskvan-Chief Financial Officer

Title

OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/10

his report** contains (check all applicable boxes):

- (a) Independent Auditors' Report.
- (b) Facing page.
- (c) Statement of Financial Condition.
- (d) Statement of Operations.
- (e) Statement of Cash Flows.
- (f) Statement of Changes in Stockholders' Equity.
- (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (h) Notes to Financial Statements.
- (i) Computation of Net Capital Pursuant to Rule 15c3-1.
- (j) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (k) Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3.
- (l) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (m) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (n) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (o) An Oath or Affirmation.
- (p) A copy of the SIPC Supplemental Report.
- (q) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. - Bound separately [1]

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1. Filed with the appropriate regulatory Bodies.

Deloitte.

MESIROW FINANCIAL, INC.
(SEC I.D. No. 8-28816)

Statement of Financial Condition
As of March 31, 2006 and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche USA LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
JUN - 2 2006
WASH. D.C. 209 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. at March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2006

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2006

Assets

Cash	$	3,891,000
Cash and securities segregated in compliance with federal and other regulations		26,000,000
Receivables from:		
Brokers, dealers and clearing organizations		168,024,000
Customers		84,905,000
Other		3,296,000
Deposits with clearing organizations		8,329,000
Securities owned, at fair value		151,771,000
Other assets		1,742,000
Total assets	$	447,958,000

Liabilities and Stockholders' Equity

Liabilities:		
Bank loans and overdrafts	$	130,300,000
Payables to:		
Brokers, dealers and clearing organizations		5,800,000
Customers		101,110,000
Securities sold, not yet purchased, at fair value		145,862,000
Accounts payable and accrued expenses		14,674,000
Total liabilities		397,746,000
Stockholders' equity		50,212,000
Total liabilities and stockholders' equity	$	447,958,000

The accompanying notes are an integral part of this statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer providing services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or price activity for equivalent instruments.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset relates primarily to deferred compensation and is included in payable to affiliates as such asset is settled with MFH concurrent with current tax liabilities.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At March 31, 2006, securities owned and securities sold, not yet purchased consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 10,777,000	$ 9,617,000
Corporate bonds	58,263,000	50,648,000
Municipal bonds	2,889,000	-
Collateralized mortgage obligations	72,169,000	19,160,000
Mortgage-backed to-be-announced securities	6,618,000	63,719,000
Other	1,055,000	2,718,000
	$ 151,771,000	$ 145,862,000

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2006 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Deposits paid for securities borrowed	$	61,403,000
Securities failed to deliver		12,689,000
Amounts receivable from clearing organizations for settled securities		72,419,000
Amounts receivable from correspondent broker/dealers		351,000
Amounts receivable for unsettled trades		21,162,000
Total receivables	$	168,024,000

Securities failed to receive	$	1,786,000
Amounts payable to clearing organizations for settled securities		1,037,000
Amounts held as margin and escrow deposits for correspondent broker/dealers		1,237,000
Commissions payable to correspondent broker/dealers		1,740,000
Total payables	$	5,800,000

NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (6.5% at March 31, 2006), and overdrafts. Demand notes of $130,300,000 are collateralized by securities owned of approximately $138,619,000. In pledging firm securities, the Company has not surrendered control. As of March 31, 2006, the Company has unused secured and unsecured lines of credit with various banks totaling $144,700,000.

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

As of March 31, 2006, the Company is contingently liable for a letter of credit amounting to $18,000,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2006, is renewable annually, and is collateralized by customer owned margin securities of approximately $22,508,000.

The Company, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement, for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to $150,000.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides clearing and execution services to affiliates. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFS. Furniture, equipment and leasehold improvements used by the Company are owned by MFH.

General and administrative costs (principally compensation expense) of $10,462,000 were allocated by an affiliate based on the number of employees and actual usage during the year ended March 31, 2006.

Included in other assets and accounts payable and accrued expenses at March 31, 2006 are $511,000 and $4,668,000, respectively, relating to the intercompany transactions described above.

From time to time, the Company pays dividends to Mesirow Financial Holdings, Inc. Such dividends require regulatory approval and may be limited by the Company's net capital at the time of the dividend.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options, exchange traded financial futures contracts, and mortgage-backed to-be-announced securities (TBAs). The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

Futures and TBAs provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for TBAs is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and mortgage-backed to-be-announced securities. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these derivative financial instruments is insignificant to the Company's financial condition. The Company had no commitments to sell securities in connection with exchange traded financial futures contracts at March 31, 2006.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At March 31, 2006, the market value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities purchased under agreements to resell and securities borrowing arrangements which are generally collateralized by cash or securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace or deliver such securities, the Company may incur a loss up to the amount by which the market value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

As of March 31, 2006, margin securities of approximately $117,701,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had repledged approximately $22,508,000 of that collateral as of March 31, 2006.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks-to-market all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

NOTE 9 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" equivalent to $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined.

NOTE 9 - REGULATORY REQUIREMENTS (CONTINUED)

At March 31, 2006, the Company has net capital and a net capital requirement of approximately $27,131,000 and $2,144,000, respectively.

Also, in accordance with the Securities and Exchange Commission's no-action letter dated November 3, 1998, the Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At March 31, 2006, the Company had a PAIB deposit of $2,500,000 and a PAIB deposit requirement of $1,658,000.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. As a registered broker/dealer, securities owned and securities sold, but not yet purchased are recorded at fair value using market quotations from various sources, including major securities exchanges and dealers. The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, securities purchased under agreements to resell, securities sold under agreements to repurchase as well as bank loans) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

Deloitte.

Deloitte & Touche USA LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

May 25, 2006

Mesirow Financial, Inc.
250 North Clark Street
Chicago, Illinois

In planning and performing our audit of the financial statements of Mesirow Financial, Inc. (the "Company") for the year ended March 31, 2006 (on which we issued our report dated May 25, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debit items and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP